Exhibit 99.2

Improving Agent Experience is Essential for Improving Customer Satisfaction
and Loyalty

Study from NICE inContact finds improving the agent experience drives contact center efficiency and customer retention

Salt Lake City, June 2, 2020 – NICE inContact (Nasdaq: NICE) today announced the findings from its latest research study, detailing the experiences, opportunities, and challenges of contact center agents who are a vital link to improving customer satisfaction and loyalty. The State of Experience and Engagement in Today’s Contact Centers study, commissioned by NICE inContact and ICMI, polled over 150 agents across 20 different industries to better understand where they view their greatest impact on customer experience, serving as effective brand ambassadors, and inspiring brand loyalty and lifetime value.

Sitting on the front lines of the customer experience strategy, agents have an outsized role in ensuring long-term sustainable growth driven by the contact center. Research firm Gartner has found that 86% of customer experience executives rank employee engagement as a top factor in delivering improvements in CX. By easing key agent pain-points, eliminating skills gaps and handing agents the tools they need to succeed, contact centers can ensure consistent, engaging customer experiences that drive positive business outcomes.

Key findings include:

•
The right tools can ensure, or hinder, the speedy resolutions of customer inquires: While 29% say that the top motivating factor for agents working in customer service is helping customers, 30% claim that the number one challenge in achieving that goal is inadequate or hard to use systems – more than double the second rated choices (management or customer emotions (rude or angry); each at 14%).

•
Half of contact center staff have limited on-the-job training: Once employees move out of the onboarding phase, 55% of supervisors and 50% of agents receive under two hours of additional training a month. Furthermore, of those who do receive additional training, contact center processes are among the highest focus areas for both cohorts (52% of supervisors; 59% percent of agents) as opposed to problem solving skills (33% of supervisors; 32% of agents).

•
Business transparency leads to a more motivated and engaged workforce: Agents whose performance metrics are closely aligned with those of the overall business are more likely to be engaged (16%). Furthermore, the agent’s impact on the organization’s goals is the second highest motivating factor (22%) among those polled.

“Customer expectations are constantly evolving, from the digital-first tools they use to engage with businesses to the types of exceptional experiences they seek on a daily basis,” said Paul Jarman, NICE inContact CEO. “Best-in-class contact centers need to support their agents in the same way, delivering the seamless experiences that enable speedy resolutions. Our study spotlights the very real need agents have for a solution that eliminates bouncing between interfaces and windows and supports solving high-impact issues for customers.”

Contact centers in this study support a wide assortment of channels, with 69% currently offering five or more different channels of service. With regard to the size of their contact centers, 52% represent small contact centers, those with 150 or fewer full-time equivalents (FTEs); nearly one-quarter represent medium-sized contact centers of 151-500 FTEs; and large contact centers (>501 FTEs) account for 25%.

•	Agents working in SMB contact centers report the highest level of satisfaction: 68% compared to agents in large contact centers with 56% of agents reporting satisfied or very satisfied.
•
Training programs and practices vary across contact center sizes: Formal training is in place in large contact centers for agents (97%) and supervisors (95%), compared to small contact centers with formal training for agents (87%) and supervisors (82%).  Small centers provide more ongoing training for agents on high-value skills such as communication, problem solving, and customer service when compared to larger organizations.

NICE inContact CXone delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market aimed at transforming experiences for customers and agents alike. CXone drives greater efficiency, satisfaction and retention among agents while improving customer acquisition and growth metrics.

Organizations looking to better support their agents and provide effortless experiences are invited to  take the NICE inContact Agent Experience (AX) Maturity Assessment to determine AX readiness and ultimately grow customer satisfaction: take the online assessment.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; he effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.